UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit No.	Description	Page No.
1	News Release - IPSCO to Redeem Preferred Shares	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: April 15, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

EXHIBIT I

News Release

For Release April 15, 2004, 6 am EDST

IPSCO TO REDEEM PREFERRED SHARES

[Lisle, Illinois] [April 15, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) announced today it will redeem, effective May 15, 2004, all of its issued and outstanding 5.50% Cumulative Redeemable First Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) at a price of Cdn $25.00 per share. The regular quarterly dividends for the Series 1 Preferred Shares, accruing to May 15, 2004, will be paid on May 14, 2004 to shareholders of record on April 30, 2004. There are 6,000,000 Series 1 Preferred Shares outstanding, representing Cdn $150 million of capital. The redemption of the Series 1 Preferred Shares will be financed out of the general corporate funds of the Company.

After May 15, 2004, the Series 1 Preferred Shares will cease to be entitled to dividends and the holders of such shares will not be entitled to exercise any right in respect thereof except that of receiving the redemption amount and, where applicable, the dividend referred to above.

Inquiries with respect to the redemption should be directed to the company’s Transfer Agent, Computershare Trust Company of Canada, at 1-800-564-6253.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

Company Contact:

Robert Ratliff

Vice President and Chief Financial Officer

Tel. 630-810-4800

Release #04-09

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